SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share (Title of Class of Securities)	835916107 (CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey M. Snider, Esq.
Senior Vice President, General Counsel and Secretary
Sonus Networks, Inc.
7 Technology Park Drive

Westford, Massachusetts 01886

(978) 614-8100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Mark J. Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California  90064
(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,291,738.75	$406.88

*                 Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 15,411,972 shares of the issuer’s common stock and have an aggregate value of $7,291,738.75 as of August 24, 2009, calculated based on a Black-Scholes option valuation model.

**   The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$406.88	Filing Party:	Sonus Networks, Inc.
Form of Registration No.:	005-60815	Date Filed:	September 8, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 8, 2009, relating to an offer by Sonus Networks, Inc., a Delaware corporation (the “Company” or “Sonus”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options for shares of restricted stock (the “Exchange Offer”).

This amendment is being filed to correct a typographical error in the Offer to Exchange.

Amended Terms of the Exchange Offer

The Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows.  The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.             Risk Factors.  The section of the Offer to Exchange entitled Risk Factors- Risks Related to the Exchange Offer is revised as follows: the chart entitled “Options Outstanding” is hereby amended to replace the number “2,280,077” located under the column entitled “Total Shares of Restricted Stock Granted (assuming 100% participation)” and the row entitled “Tier 3” with the number “156,726.”

2.             Eligible Employees; Eligible Stock Options; Expiration Date.  Section 1 of the Offer to Exchange entitled Eligible Employees; Eligible Stock Options; Expiration Date is revised as follows: the chart entitled “Options Outstanding” is hereby amended to replace the number “2,280,077” located under the column entitled “Total Shares of Restricted Stock Granted (assuming 100% participation)” and the row entitled “Tier 3” with the number “156,726.”

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.  This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)          Name and Address.

The Company is the issuer of the securities subject to the Offer to Exchange.  The Company’s principal executive offices are located at 7 Technology Park Drive, Westford, Massachusetts 01886, and the telephone number at that address is (978) 614-8100.

(b)         Securities.

The Schedule TO, as amended by this Amendment No. 1, relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share.  A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share equal to or greater than the threshold price, $3.54, which represents the highest intra-day trading price of our common stock as reported on The Nasdaq Global Select Market during the 52 weeks preceding the date on which the Company commenced the Exchange Offer, and it was granted under the Company’s 2007 Stock Incentive Plan (the “2007 Plan”) or the Company’s 1997 Stock Incentive Plan (the “1997 Plan” and

together with the 2007 Plan, the “Plans”).  Employees surrendering Eligible Stock Options will receive in exchange shares of restricted stock to be granted under the 2007 Plan.

The Company is making the offer to all current U.S. employees who hold Eligible Stock Options (excluding the Company’s executive officers, significant employees and members of the Company’s board of directors).  To remain eligible to surrender Eligible Stock Options for exchange, and receive shares of restricted stock, an employee must be employed by the Company or one of its subsidiaries on the date the Offer to Exchange commences and remain employed through the expiration date of the Offer to Exchange.  The employee also must be eligible to participate in the 2007 Plan on the expiration date of the Offer to Exchange, as amended by this Amendment No. 1.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered and accepted for exchange.  The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, as amended by this Amendment No. 1.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Employee, Eligible Stock Options; Expiration Date; Section 5, Acceptance of Eligible Stock Options; Issuance of Restricted Stock; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of Restricted Stock, is incorporated herein by reference.

(c)          Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)          Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Employees; Eligible Stock Options; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; Issuance of Restricted Stock; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of Restricted Stock; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)         Purchases.

Members of the Company’s board of directors, executive officers and significant employees, and former members of the Company’s board of directors, former executive officers and former employees are not eligible to participate in the offer.  The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)          Agreements, Regulatory Requirements and Legal Proceedings.

(1)          The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Risk Factors and The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)          The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)          Not applicable.

(4)          Not applicable.

(5)          Not applicable.

(b)         Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009

(a)(1)(B)*	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Stock Option Exchange Program Fact Sheet

(a)(1)(D)*	Frequently Asked Questions

(a)(1)(E)*	Form of Employee Presentation Materials

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(H)*	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(I)*	Form of Restricted Stock Award Agreement

(a)(1)(J)*

Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(K)*	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(L)*	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(M)*	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(b)	Not applicable

(d)(1)*

Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(d)(2)*

Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company’s Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONUS NETWORKS, INC.

By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, General Counsel, Secretary

Date: September 11, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009

(a)(1)(B)*	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Stock Option Exchange Program Fact Sheet

(a)(1)(D)*	Frequently Asked Questions

(a)(1)(E)*	Form of Employee Presentation Materials

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(H)*	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(I)*	Form of Restricted Stock Award Agreement

(a)(1)(J)*

Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(K)*	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(L)*	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(M)*	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(b)	Not applicable

(d)(1)*

Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(d)(2)*

Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company’s Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO